Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  In connection with the proposed transaction, UAL has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.   UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about UAL and Continental (including the definitive joint proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitation may also be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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The following article was published in the August 2010 issue of Hemispheres, United’s inflight magazine.

voices  The Networker Cindy Szadokierski, right, checks in with the ground crew. photographs by united airlines creative services Cindy Szadokierski, vice president of airport operations planning and United Express, helps United connect the world. // By Aaron Gell For the majority of United fliers, the addition of one more destination—be it a small rural community like Minot, North Dakota (pop. 35,000), or an international city like Accra, Ghana—to the airline’s network of destinations might not seem like such a big deal. But for local residents and business leaders, it can be a game-changer, not merely opening new possibilities for travel but providing a critical economic lifeline. “You can see what it represents to them to have this connection to the world,” says Cindy Szadokierski, vice president of airport operations planning and United Express, who with her team is instrumental in making sure such new routes are up to United’s high standards and are seamlessly integrated into the network. “Often the whole community comes out in support of our first arrival. You’ll see the mayor there, the Chamber of Commerce, school groups. It becomes a real community celebration.” And no wonder, since fliers from any point on United’s hub-and-spoke network enjoy efficient connections to everywhere else the airline flies, opening up new horizons, relationships and possibilities. “When I started at United in 1985,” Szadokierski recalls, “we only flew to a handful of international destinations. Today, to see how we bring people from small towns and medium-sized communities to most anywhere in the world through United, United Express and our Star Alliance partners is just amazing to me. Over the course of her 25 years at United, Szadokierski, 51, has held a number of positions—from reservations and sales to airport operations—but it’s her current role that has given her the most vivid look at the ways in which becoming part of United’s vast hub-and-spoke network can benefit a community. “It allows us to connect small cities with hubs like Chicago or Washington, D.C., and then link them to the world,” she explains. “It has a tremendous impact on the lifeblood of these smaller communities, not only offering them new opportunities for both business and leisure travel but bringing commerce and economic value to them as well.” The hub-and-spoke system is critical to United as well. “The spokes feed into the network,” Szadokierski explains. “They help to fill those planes going on to Europe, Asia—everywhere United flies. So it’s reciprocal. A

august 2010 | united.com new route is an economic engine for a community, providing local jobs among other benefits, but at the same time, these communities help make United a stronger airline, which is great for everyone.” Szadokierski works closely with the planning team, who determines the type of aircraft and the frequency of service that an airport needs and can accommodate. The network, as it is designed, provides for flexibility and enables service to be determined based on market demand. What makes such a network possible, Szadokierski notes, is the airline’s array of partnerships with a number of smaller carriers, through United Express. And one of Szadokierski’s most critical responsibilities is to ensure that United and its flying and ground handling partners are able to meet United’s strict standards and work in lock-step with the mainline carrier to provide every customer the level of safety and service that has made United one of the world’s top airlines. “We contract with regional airlines to provide airplanes, trained pilots and flight attendants, as well as ground crew, to United Express,” she explains. “But the relationship is deeper than that—we consider them to be true partners. We’ve made tremendous improvements in United Express’ operational performance over the last several years, and that’s a testament to the incredible work not only of our flying partners and ground-handling providers but United employees, as well as the performance-management team, which is constantly working to make sure that all partners adhere to the strictest standards.” Before a partner can even be considered, Szadokierski adds, being certified by the FAA is just the beginning. “They also have to meet Department of Transportation quality and safety requirements, pass regular audits by the International Air Transport Association and undergo a rigorous United quality and safety evaluation, among many other stringent requirements. We monitor them on an ongoing basis and survey our customers on how well our partners are improving the customer experience.” The goal, she says, is to provide a truly seamless experience for United’s customers. “The partners’ aircraft are painted in United’s livery,” she points out. “They represent United. And from a customer-experience perspective, they are United.” The proposed merger with Continental Airlines will further strengthen this network. “We’re committed to continuing to operate in all of the small and medium-sized communities that both of our airlines serve,” Szadokierski says. “Through the combined airline and our Express and Star Alliance partners, we’ll then be able to connect all of the residents of these communities to our eight mainline domestic hubs, enabling them to travel to 350 destinations in 59 countries around the world. It’s truly amazing.” Szadokierski grew up in a small town herself, Strasburg, Virginia, so she knows how transformative such an opening to the world can be. She retains fond memories of her first trip to Europe, as a teenager. “My mother took out a loan to help pay for it,” she recalls. “We went to fifteen countries in twelve days. When we returned the first thing I said was, ‘When can I go back?’” The answer came when Szadokierski began her first career as a high school French teacher and brought student groups to Europe. “It was so great for them to see that there’s more to the world than the place where they grew up,” she says. At the time, such trips began and ended with an 80-mile drive to Dulles. Now, with more regional flying to smaller cities, the possibilities are endless for a quick hop to one of United’s hubs on United Express and then off to see the world.